767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

May 14, 2021

VIA EDGAR TRANSMISSION

Beverly Singleton

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F Street NE
Washington, D.C. 20549

Re:	Churchill Capital Corp IV Registration Statement on Form S-4 filed March 22, 2021 Filed by Churchill Capital Corp IV File No. 333-254543

Dear Ms. Singleton:

On behalf of our client, Churchill Capital Corp IV (“Churchill”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 16, 2021, relating to the Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on March 22, 2021. In connection with these responses, Churchill is filing, electronically via EDGAR to the Commission, an amendment to the Registration Statement (the “Amended Registration Statement”) on the date of this response letter. In addition to addressing the comments raised by the Staff in the Comment Letter, Churchill has revised the Registration Statement to update certain other disclosures.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the response to such comment. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amended Registration Statement.

Summary of the Material Terms of the Transactions, page 6

1.       Comment: We note your disclosure on page 41 that Ayar will hold a majority of the voting stock of Lucid Group upon the completion of the transactions. Please revise your disclosure in this section to include the fact that Lucid will be a controlled company, provide the post-transaction ownership percentage of Ayar, and disclose its ability to appoint five of the nine directors to the Lucid board.

Securities and Exchange Commission May 14, 2021 Page 2

Response: In response to the Staff’s comment, Churchill has revised its disclosure on pages 7, 41, 101 and 226 of the Amended Registration Statement.

Questions and Answers About The Proposals

What equity stake will current Churchill stockholders and Lucid shareholders hold in Lucid Group immediately after… the Transactions?, page 12

2.       Comment: We note from your disclosures here and elsewhere in the filing that upon completion of the transactions you anticipate Lucid shareholders are expected to own 73.5% of the issued and outstanding Lucid Group Common Stock. According to the table at the bottom of page 12 Lucid shareholders will have 1,177,023,655 on a pro forma combined basis. Please tell us how you determined the pro forma number of shares that will be issued to Lucid shareholder and provide your calculation as part of your response.

Response: In response to the Staff’s comment, Churchill has prepared the table that follows further below to supplementally explain the anticipated number of shares of Lucid Group Common Stock on a pro forma combined basis that will be issued at the Closing to Lucid shareholders as disclosed in the Amended Registration Statement, which is reflective of the Exchange Ratio under the terms of the Merger Agreement (each as defined in the Amended Registration Statement), as revised for the updated assumed Closing Date of July 15, 2021 and the most recent capitalization activity of Lucid prior to the filing of the Amended Registration Statement.

The Exchange Ratio reflects the aggregate consideration to be paid to Lucid shareholders and holders of vested options to purchase Lucid Common Shares (the “Aggregate Consideration”). Subject to the terms of the Merger Agreement, the Aggregate Consideration will be equal to (A) the Equity Value (as defined in the Amended Registration Statement), which determined as the sum of (a) $11,750,000,000 plus (b) (i) all cash and cash equivalents of Lucid and its subsidiaries less (ii) all indebtedness for borrowed money of Lucid and its subsidiaries, in each case as of two business days prior to the Closing Date, and (B) the aggregate exercise price of all vested Lucid Options as of immediately prior to the merger Effective Time. The Aggregate Consideration to Lucid shareholders will be paid entirely in shares of Churchill’s Class A common stock, in an amount equal to $10.00 per share. Each Lucid Common Share issued and outstanding immediately prior to Closing will be automatically surrendered and exchanged for the right to receive a number of shares of Churchill’s Class A common stock equal to the Exchange Ratio based on the Equity Value. Each vested or unvested Lucid Equity Award will be canceled and exchanged into Lucid Group Awards underlying shares of Churchill’s Class A common stock (as adjusted for the Exchange Ratio). Assuming a Closing Date of July 15, 2021 and that Lucid will have $400.0 million in net cash as of two business days prior to the Closing Date, among other things, we expect that the Exchange Ratio will be approximately 2.613 shares of Churchill’s Class A common stock for each issued and outstanding Lucid Common Share surrendered and exchanged.

Securities and Exchange Commission May 14, 2021 Page 3

The following table illustrates the outstanding Lucid Common Shares held by Lucid’s shareholders prior to the filing of the Amended Registration Statement and the anticipated number of shares of Lucid Group Common Stock on a pro forma combined basis that will be issued at the Closing to Lucid’s shareholders based on the estimated Exchange Ratio:

	Lucid Shares Outstanding As of December 31, 2020	Additional Lucid Shares Issued After December 31, 2020(1)	Conversion of Lucid Preferred Shares into Common Shares(2)	Lucid Shares Outstanding Prior to Closing	Lucid Group Shares held by Lucid shareholders Post Closing(3)
COMMON SHARES
Common Shares	10,889,451	2,799,671	437,182,072	450,871,194	1,178,126,508
PREFERRED SHARES
Series A Preferred Shares	12,120,000	-	(12,120,000)	-	-
Series B Preferred Shares	8,000,000	-	(8,000,000)	-	-
Series C Preferred Shares	22,532,244	-	(22,532,244)	-	-
Series D Preferred Shares	204,148,825	585,022	(204,733,847)	-	-
Series E Preferred Shares	113,877,589	75,918,392	(189,795,981)	-	-
Total	371,568,109	79,303,085	-	450,871,194	1,178,126,508

(1)	Reflects capitalization activity of Lucid subsequent to the latest balance sheet date through the period ended April 30, 2021.
(2)	Total Lucid Common Shares outstanding prior to the exchange reflects the conversion of all issued and outstanding Lucid Preferred Shares into Lucid Common Shares at the effective conversion rate as calculated pursuant to Lucid’s memorandum and articles of association immediately prior to the Effective Time (as defined in the Merger Agreement).
(3)	Per the terms of the Merger Agreement, no fractional shares of Churchill’s Class A Common Stock will be issued. Each Lucid shareholder entitled to a fraction of a share of Lucid Group Common Stock will have its fractional share rounded up or down to the nearest whole share.

Churchill has also revised the disclosure on page 236 of the Amended Registration Statement to provide more information on the anticipated number of shares of Lucid Group Common Stock on a pro forma combined basis that will be issued at the Closing to Lucid shareholders.

Summary of the Proxy Statement/Prospectus, page 19

3.       Comment: We note from your disclosures contained herein and elsewhere in the document you state that according to the terms of the Merger Agreement, the aggregate consideration to be paid to Lucid shareholders and holders of vested options to purchase Lucid Common shares will be equal to (a) $11,750,000,000 plus (b) (i) all cash and cash equivalents of Lucid and its subsidiaries less (ii) all indebtedness for borrowed money of Lucid and its subsidiaries and the consideration to Lucid shareholders will be paid entirely in shares of Churchill’s Class A common stock, in an amount equal to $10.00 per share. Please revise to clarify in this section here and elsewhere in the document that each share of Lucid Common Share issued and outstanding immediately prior to the closing will be automatically surrendered and exchanged for the right to receive a number of shares of Churchill Class A Common Stock equal to the Exchange Ratio based on equity value of the company.

Securities and Exchange Commission May 14, 2021 Page 4

Response: In response to the Staff’s comment, Churchill has revised the disclosure in the “Explanatory Note” and on pages 6, 21 and 120 of the Amended Registration Statement.

Interests of Certain Persons, page 38

4.       Comment: Please quantify the amount of reimbursement to which your affiliates are entitled. In addition, add the PIPE investment to this discussion.

Response: In response to the Staff’s comment, Churchill has revised its disclosure on page 38 and 159 of the Amended Registration Statement.

Comparative Per Share Information, page 52

5.       Comment: Refer to the table disclosure of book value per share. Please provide us with your calculations in arriving at each of the historical and pro forma combined book value per share amounts. In addition, please expand footnote (2) to the table to define your permanent equity of each of Churchill and Lucid, and what classes of common and/or preferred stock is included in both the numerator and denominator. For instance, it is unclear if Churchill’s book value per share is inclusive entirely of Class A common shares outstanding; if so, please state. For Lucid’s common stock outstanding, please state if this is inclusive of the issued and outstanding common stock, along with the Conversion of all preferred shares as described in the carryover paragraph at the top of page 21.

Response: In response to the Staff’s comment, Churchill has revised the disclosure on page 52 and 53 of the Amended Registration Statement and has prepared the following calculation that details how historical and pro forma combined book value per share amounts disclosed in the Amended Registration Statement were derived. As stated in the revised disclosure, book value per share is calculated as (a) total shareholders’ equity (deficit) classified in permanent equity divided by (b) the total number of shares of common stock outstanding classified in permanent equity. Churchill’s historical book value per share calculation is based on all shares issued and outstanding related to Churchill’s Class A and Class B common stock classified in permanent equity and excludes Churchill’s Class A common stock subject to possible redemption not classified in permanent equity. Lucid’s historical book value per share calculation is based on all shares issued and outstanding related to Lucid Common Shares classified in permanent equity and excludes all Lucid Preferred Shares, which are all subject to possible redemption and not classified in permanent equity. Lucid Group’s pro forma combined book value per share is based on all shares of Lucid Group Common Stock to be issued and outstanding on a pro forma combined basis immediately after the Transactions under the no redemptions and maximum redemptions scenarios, respectively.

Securities and Exchange Commission May 14, 2021 Page 5

			Pro Forma Combined
(in thousands, except share and per share data)	Churchill (Historical)	Lucid (Historical)	(Assuming No Redemptions)	(Assuming Maximum Redemptions)
Numerator - Permanent Equity:
Total shareholders’ equity (deficit)	$5,000	$(1,318,777)	$6,103,850	$4,333,764
Denominator - Common Stock in Permanent Equity:
Class A common stock	21,656,223		1,603,543,175	1,426,534,574
Class B common stock	51,750,000
Common stock		10,889,451
Book value per share	$0.07	$(121.11)	$3.81	$3.04

Risk Factors, page 56

6.       Comment: If the tax consequences of the redemption are uncertain or unclear and present material risks to investors, as indicated by your disclosure beginning on page 158, please revise to discuss those risks here.

Response: In response to the Staff's comment, Churchill has revised the disclosure on page 113 of the Amended Registration Statement.

Activities taken by existing Churchill stockholders, page 99

7.       Comment: Please revise to clarify whether any of the transactions or arrangements mentioned here have actually occurred or planned to occur.

Response: In response to the Staff’s comment, Churchill has revised the disclosure on page 99 of the Amended Registration Statement.

Securities and Exchange Commission May 14, 2021 Page 6

Background of the Transactions, page 134

8.       Comment: Please clarify how you determined the enterprise value in the January 14, 2021 proposal, given that your disclosure indicates due diligence only began on January 13. Please also describe the reasons for the increased proposed purchase price in the January 21, 2021 proposal. For example, clarify what specifically about the “on-site visits” and “advice of [your] advisors” caused you to submit the revised proposal?

Response: In response to the Staff’s comment, Churchill has revised the disclosure on page 136 and 137 of the Amended Registration Statement.

Certain Forecasted Financial Information for Lucid, page 144

9.       Comment: Please describe specifically the “assumptions and estimates” used in generating the projected financial information, such as the “certain business strategies” referenced on page 140, as well as any other material factors. Explain how these assumptions and estimates relate to financial forecasts in the disclosure, including the figures presented in the table, such as volume and revenue.

Response: In response to the Staff’s comment, Churchill has revised the disclosure on page 144 and 145 of the Amended Registration Statement.

Proposal No. 1 – The Business Combination Proposal

Certain Forecasted Financial Information for Lucid, page 144

10.       Comment: Please revise your table on page 140 to include net income (loss) and/or earnings (loss) per share. It is generally not appropriate to present sales or revenue projections without a measure of income. We refer you to the guidance outlined in Item 10(b)(2) of Regulation S-K.

Response: In response to the Staff’s comment, Churchill has revised the disclosure on page 145 of the Amended Registration Statement.

Selected Precedent SPAC Business Combination Transactions Analysis, page 157

11.       Comment: Please discuss whether the financial advisor considered the “premium values” assigned to companies associated with the adoption of electric vehicles, as mentioned on page 136, in conducting this analysis.

Securities and Exchange Commission May 14, 2021 Page 7

Response: Churchill acknowledges the Staff’s comment and has revised the disclosure on page 141. Churchill supplementally advises the Staff that its financial advisor did not separately consider the “premium values” assigned to companies associated with the adoption of electric vehicles but did consider companies and transactions in the electric vehicle industry in its analyses, as discussed under the headings “Opinion of Churchill’s Financial Advisor—Summary of Financial Analyses—Selected Publicly Traded Companies Analysis” and “Opinion of Churchill’s Financial Advisor—Summary of Financial Analyses—Selected Precedent SPAC Business Combination Transactions Analysis.”

Material U.S. Federal Income Tax Consequences of the Merger to Lucid Shareholders, page 167

12.       Comment: Please have counsel file a tax opinion pursuant to Item 601(b)(8) of Regulation S-K. Please revise your prospectus disclosure to provide a firm conclusion regarding treatment of the transaction under Section 368(a) and revise language stating that it is “intended that” certain material tax consequences will apply. Revise to state that this section constitutes counsel’s opinion. Refer to Section III of Staff Legal Bulletin No. 19 for guidance.

Response: In response to the Staff’s comment, counsel’s tax opinion will be filed as Exhibit 8.1 and Churchill has also revised the disclosure on pages 167 and 168 of the Amended Registration Statement.

Market opportunity, page 197

13.       Comment: Please revise to clarify why you believe no other electric vehicle maker has addressed the “true luxury” market, how you define that market and what distinguishes it from other markets. Please also clarify how Lucid’s product will address that market, while other electric vehicles have not done so.

Response: In response to the Staff’s comment, Churchill has revised the disclosure on page 198 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information

Description of Transactions, page 235

14.       Comment: Please revise your disclosures to include how you arrived at an estimated 1,177,023,655 shares of Lucid Group Common Stock that will be immediately issued and outstanding as of the closing of the transaction. You may consider a table to show Lucid shares that were used to calculate the estimated shares before the exchange ratio.

Securities and Exchange Commission May 14, 2021 Page 8

Response: Churchill respectfully advises the Staff that it has revised the disclosure on pages 236 and 237 of the Amended Registration Statement in response to the Staff’s comment.

Notes to Unaudited Pro Forma Combined Condensed Financial Information

3. Net Loss per Share, page 245

15.        Comment: Please revise to disclose how you calculated the weighted average shares of outstanding common stock of 860,938,036 attributed to Lucid shareholders presented in the table.

Response: In response to the Staff’s comment, Churchill respectfully advises the Staff that it considered the guidance in ASC 805-40-45-3 to 45-5 when preparing the pro forma net loss per share in a reverse recapitalization. Accordingly, Churchill calculated the pro forma weighted average shares of outstanding Lucid Group Common Stock attributed to Lucid shareholders as follows: (i) for the historical Lucid Common Shares and Lucid Preferred Shares issued and outstanding during the period, Churchill multiplied such shares by the estimated Exchange Ratio in accordance with the Merger Agreement and weighted each outstanding pro forma share of Lucid Group Common Stock based upon the original historical issuance date and (ii) for the new Lucid Preferred Shares issued by Lucid in connection with the Other Financing Events not yet reflected in the historical financial statements of Lucid which are being given pro forma effect, Churchill multiplied such shares by the estimated Exchange Ratio in accordance with the Merger Agreement and weighted each outstanding pro forma share of Lucid Group Common Stock as if issued as of the beginning of the earliest period presented.

While Churchill acknowledges a simplified approach in pro forma earnings per share calculation has been observed in practice to treat all pro forma shares issued to the target company shareholders as if those shares were historically outstanding as of the beginning of the earliest period presented, Churchill respectfully advises the Staff that it does not believe such an approach meaningfully represents the weighting of the historical issuance date of Lucid shares when determining the pro forma weighting average shares outstanding.

Churchill respectfully advises the Staff that it has revised the disclosure on page 246 of the Amended Registration Statement in response to the Staff’s comment.

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 253

16.        Comment: We note from disclosures provided elsewhere in the document that you plan to make significant investments in capital expenditures to build and expand your manufacturing, sale and service facilities, hire a commercial sales team, and continue to invest in research and development. We also note you expect your capital expenditures to increase each year through 2023 as you continue to phased construction of your AMP-1 and LPM-1 facilities and international expansion. In this regard, please revise your liquidity and capital resources section to discuss any material commitments for capital expenditures as of the end of the latest fiscal period, the general purpose of any commitments and the anticipated sources of funds to fulfill such commitments in accordance with Item 303(a)(2) of Regulation S-K.

Securities and Exchange Commission May 14, 2021 Page 9

Response: Churchill respectfully advises the Staff that it has revised the disclosure on pages 253 and 254 of the Amended Registration Statement in response to the Staff’s comment. Churchill supplementally advises the Staff that, consistent with the revised disclosure on page 254 of the Amended Registration Statement, Lucid does not have any commitments as of December 31, 2020 related to these capital expenditures that cannot be cancelled without a significant penalty. Churchill also respectively advises the Staff that Lucid’s non-cancellable commitments have been disclosed under the subsection entitled “Lucid’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations and Commitments on page 255 of the Amended Registration Statement.”

Report of Independent Registered Public Accounting Firm, page F-2

17.        Comment: Refer to the second paragraph within the Basis for opinion section. Please revise the first sentence to state you conducted your audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. In this regard the PCAOB reference should refer to standards, rather than auditing standards.

Response: In response to the Staff’s comment, the Report of Independent Registered Public Accounting Firm has been revised on page F-2 of the Amended Registration Statement.

[Remainder of Page Intentionally Left Blank]

Securities and Exchange Commission May 14, 2021 Page 10

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8552 or by e-mail at michael.aiello@weil.com.

Sincerely yours,

/s/ Michael J. Aiello
Michael J. Aiello

cc:	Michael Klein, Chairman and Chief Executive Officer, Churchill Capital Corp IV
Matthew Gilroy, Esq., Weil, Gotshal & Manges LLP